Computershare

82-2147



Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

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May 26, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
The Toronto Stock Exchange
The Nasdaq Stock Market
U.S. securities & Exchange Commission


SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2003
WASH. D.C. 188 SECTION

SUPPL

Dear Sirs:

Subject: Cedara Software Corp.

We confirm that the following English material was sent by pre-paid mail on May 23, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Management Discussion and Analysis and Consolidated Financial Statements - Third Quarter Fiscal Year 2003
2. New Release

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522
(416) 981-9800 Fax

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

c.c. Cedara Software Corp.


CEDARA
Software with Vision


SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2003
WASH. D.C.
188
SECTION

Management Discussion and Analysis

&

Consolidated Financial Statements

Third Quarter Fiscal Year 2003

www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited Consolidated Interim Financial Statements and the notes thereto for the three and nine months ended March 31, 2003 and the Management Discussion and Analysis and audited Consolidated Financial Statements for the year ended June 30, 2002. All financial information is presented in Canadian dollars unless otherwise noted.

OVERVIEW OF THE COMPANY

Cedara Software Corp. is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of Cedara's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment.

Cedara develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry.

Cedara generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers.

At a time when healthcare providers are actively seeking more integrated solutions, Cedara believes that it has many solutions to offer including the most complete portfolio of capabilities and products of any independent developer of medical visualization software.

THIRD QUARTER FISCAL 2003 BUSINESS HIGHLIGHTS

Significant events and actions taken in the third quarter of fiscal 2003 include:

- The Company repaid a US$0.65 million short-term promissory note due to Analogic Corporation ("Analogic"), its largest shareholder, on January 16, 2003.

- On January 30, 2003, the Company announced its new Baby Explorer(TM) application that adds 3D fetal imaging to any existing Ultrasound system. Baby Explorer(TM) is a software-only solution that enables busy Sonographers to rapidly generate fetal views for expectant parents during scheduled Ultrasound examinations, months before a baby's arrival.

- On February 4, 2003, the Company announced that it has signed a distributor agreement with Santax, a leading supplier of medical equipment and Picture Archiving and Communications Systems ("PACS") in Denmark and Norway. Under the agreement, Santax will deploy the Cedara I-SoftView(TM) Diagnostic Review Workstation to complement sales of its X-ray equipment and services.

- Also in February 2003, the Company announced the signing of a development agreement with award-winning Digital Radiography ("DR") and Computed Radiography ("CR") developer Alara Inc. of Hayward, California. Under terms of the agreement, Alara Inc. will utilize Cedara's I-Acquire(TM) universal acquisition console application in its new desktop CR unit.

- On March 20, 2003, the Company announced that it had received a Nasdaq Staff Determination indicating that the Company failed to comply with the required minimum bid price of US$1.00 and the minimum shareholders' equity of $US2.5 million for continued listing set forth in Marketplace Rules 4310(c)(4) and 4310(c)(2)(B) respectively, and that its securities were, therefore, subject to delisting from The Nasdaq SmallCap Market. The Company requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. The hearing was held on May 1, 2003.

- Also, in March 2003, the Company announced the release of Cedara Vivace, its new suite of 3D software plug-in component for examining images acquired from Computed Tomography and Magnetic Resonance Imaging Scanners.

Significant events and actions subsequent to quarter end:

- On April 15, 2003, the Company announced that Landwind Industrial Co., Ltd., a leading medical device company in China, had signed an agreement to distribute Cedara's full line of PACS products. The products will be sold into Landwind's current install base of ultrasound sites, from its 18 sales offices in major Chinese cities.
- On May 9, 2003, the Company announced that it had received a notification from the staff of The Nasdaq Stock Market that it had regained compliance with The Nasdaq SmallCap Market minimum bid price requirement. In addition, the Company announced that it had received a determination from the Nasdaq Listing Qualifications Panel granting the Company a temporary exception from the shareholders' equity requirement subject to meeting certain conditions. The exception will expire on June 30, 2003. In the event the Company is deemed to have met the terms of the exception, it will continue to be listed on The Nasdaq SmallCap Market. There can be no assurance that the Company will meet these terms. Should the Company's securities cease to be listed on The Nasdaq SmallCap Market, they may continue to be listed in the OTC-Bulletin Board in the United States and in Canada they will continue to be listed on the Toronto Stock Exchange.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the unaudited Consolidated Interim Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipate, intend, believe, estimate, forecast and expect" and similar words. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and assumptions that have been made. Important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

- Adverse consequences of financial leverage,
- Ability to service debt,
- Continued acceptance of Cedara's products,
- Intense competition,
- Rapid technological change,
- Dependence on key customers,
- Dependence on key personnel,
- Dependence on intellectual property rights,
- Risks relating to product defects and product liability,
- Risks related to international operations,

and other risks detailed from time to time in other continuous disclosure filings of the Company. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements.

RESULTS OF OPERATIONS

Revenue by Product Category

	Three Months Ended March 31		Nine months Ended March 31		Variance Increase/(Decrease)	
	2003	2002	**2003**	2002	**Three Months**	**Nine months**
Software licenses	**4.2**	7.7	**9.3**	20.4	(46%)	(55%)
Engineering services	**3.8**	3.3	**11.1**	12.4	15%	(10%)
Services and other	**1.0**	0.5	**3.2**	1.4	141%	121%
Total	**9.0**	$11.5	**23.6**	$34.2	(22%)	(31%)

Revenue from continuing operations was $9.0 million for the three months ended March 31, 2003, compared with $11.5 million for the three months ended March 31, 2002, a decrease of $2.5 million, or 22%. For the nine months ended March 31, 2003, revenue was $23.6 million compared with $34.2 million in the comparable nine-month period of the prior year, a decline of $10.6 million or 31%. The decline in revenue was due primarily to lower software license revenue. Software license revenue decreased 46% to $4.2 million for the third quarter of fiscal 2003 from $7.7 million for the same period last year. For the nine months ended March 31, 2003, software license revenue declined by 55% to $9.3 million from $20.4 million for the nine months ended March 31, 2002. The decrease in software license revenue for the quarter and year to date was due to the lingering impact of a temporary inventory overhang of software licenses held by customers resulting primarily from Cedara's bulk sales of licenses in the preceding fiscal year. Some customers are still deploying the licenses purchased in fiscal 2002 and will have to continue to work these higher than normal inventory levels out of their systems before a normal flow of orders resumes.

Compared with the immediately preceding quarter ended December 31, 2002, software license revenue increased by 22% or $0.7 million.

Engineering services revenue increased 15% to $3.8 million for the three months ended March 31, 2003 compared to $3.3 million for the three months ended March 31, 2002. Engineering services revenue decreased 10% to $11.1 million for the nine months ended March 31, 2003 compared to $12.4 million for the same period last year. The increase in engineering services revenue for the three months ended March 31, 2003 was due to additional engineering service contracts with five new customers. The decline in engineering services revenue for the nine months ended March 31, 2003 was due to two major custom engineering contracts that were completed part way through the second quarter of fiscal 2002. These contracts contributed revenue of $3.3 million in the previous year. The absence of revenue from these major contracts in fiscal 2003 was partially offset by revenue from three new smaller contracts that commenced during the first quarter of fiscal 2003 and two additional new contracts which commenced during the third quarter of fiscal 2003.

Engineering Services revenue includes $0.3 million that was payable in the form of common shares of one of the Company's customers. The shares received have been recorded as investments on the Company's balance sheet.

Services and other revenue increased 141% to $1.0 million, for the third quarter of fiscal 2003 from $0.5 million in the third quarter of fiscal 2002. For the nine months ended March 31, 2003, services and other revenue increased 121% to $3.2 million from $1.4 million for the nine months ended March 31, 2002. The increase in services and other revenue for the quarter and nine months resulted from higher sales of ultrasound hardware systems and higher service and support contract revenue.

Revenue by Geographic Region

	Three Months Ended March 31		Nine months Ended March31		Variance Increase/(Decrease)	
	2003	2002	**2003**	2002	Three Months	Nine months
Asia	**4.2**	7.4	**9.9**	17.6	(42%)	(44%)
United States	**2.1**	2.5	**6.7**	9.4	(18%)	(29%)
Europe	**2.7**	1.6	**7.0**	7.2	67%	(3%)
Total	**9.0**	$11.5	**23.6**	$34.2	(22%)	(31%)

Revenue from Asia decreased by $3.2 million, or 42%, and $7.7 million, or 44%, for the three and nine months ended March 31, 2003, respectively. The decline is predominantly the result of lower engineering services revenue from the two contracts mentioned above and lower license revenue from one customer.

Revenue from the United States decreased by $0.4 million, or 18%, and $2.7 million, or 29%, for the three and nine months ended March 31, 2003, respectively. The decline is due primarily to lower software license revenue described above, offset partially by an increase in services and other revenue.

Revenue from Europe for the three months ended March 31, 2003 increased by $1.1 million, or 67%, compared with the same period last year. For the nine months ended March 31, 2003, revenue in Europe declined by $0.2 million, or 3%. The increase in revenue for the quarter ended March 31, 2003 is due to one customer who depleted their inventory of software licenses ordered in the third quarter of fiscal 2002 and re-ordered in the third quarter of fiscal 2003, while the decrease for the nine months ended March 31, 2003 reflects the impact of the temporary inventory overhang of software licenses mentioned above.

Gross Margin

The gross margin percentage decreased to 68% and 63% of revenue for the three and nine months ended March 31, 2003, respectively, from 75% and 73% for the three and nine months ended March 31, 2002, respectively. The decline in gross margin is primarily attributable to lower software license revenues on which Cedara earns higher margins. The decline in gross margin is also a result of increased services and other revenue on which Cedara earns lower margins due to hardware and personnel costs. Revenue from software license fees comprised 46% and 39% of revenue for the three and nine months ended March 31, 2003, respectively, compared with 67% and 60% of revenue for the three and nine months ended March 31, 2002, respectively. The gross margin in the third quarter of fiscal 2003 of 68% represents an improvement compared with the 64% recorded in the immediately preceding quarter ended December 31, 2002, in which software licenses comprised 41% of revenue.

Operating Expenses

Operating expenses decreased by $1.7 million, or 18%, during the quarter ended March 31, 2003 compared to the quarter ended March 31, 2002. For the first nine months of fiscal 2003, operating expenses decreased by $3.2 million, or 12%, compared to the same period in the prior year. Excluding the impact of severance costs, operating expenses were lower by $1.6 million, or 18%, and $4.7 million, or 18%, for the three and nine months ended March 31, 2003, respectively.

The decline in overall operating expenses reflects the Company's ongoing cost reduction initiatives as part of a plan to streamline operations and increase efficiencies including the elimination of a layer of management in the previous quarter.

Compared with the immediately preceding quarter ended December 31, 2002, operating expenses decreased by $1.3 million, or 15% primarily as a result of higher than normal severance charge of $1.5 million in the previous quarter.

General and administrative costs were down 30%; research and development costs were lower by 27% and sales and marketing costs declined by 6% in the third quarter of fiscal 2003 compared to the same period in

fiscal 2002. For the first nine months of fiscal 2003, general and administrative costs, research and development costs, and sales and marketing costs declined by 24%, 24%, and 19% respectively. The cost savings were achieved by reducing staff to 256 at March 31, 2003, down 29 or 10% from 285 a year earlier, along with aggressive management of expenses in all areas.

Other charges increased by $0.5 million and $1.1 million for the three and nine months ended March 31, 2003, respectively. The increase is due primarily to an increase in the bad debt provision and foreign exchange losses.

Depreciation and amortization decreased by $0.3 million and $0.9 million for the three and nine months ended March 31, 2003, respectively. The decrease reflects an increase in the level of fully depreciated assets.

Interest Expense

Interest expense in the third quarter of fiscal 2003 of $0.2 million was $0.1 million higher than the same period last year. The higher interest expense in the third quarter is due to an increased draw on the Company's operating bank line. For the nine months ended March 31, 2003, interest expense was $0.9 million compared with $1.5 million in the same period last year. The decline in interest expense reflects reduced financing of accounts receivable compared to the first nine months of fiscal 2002.

Results of Discontinued Operations

There was no significant operating activity associated with discontinued operations during the three-month period ended March 31, 2003. Further details of discontinued operations can be found in note 3 to the unaudited Consolidated Interim Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

On August 27, 2002, Analogic, Cedara's largest shareholder with a 19% equity interest in the Company, agreed to increase the letter of credit that fully guarantees the Company's operating bank line by an additional $3.0 million, which increases the Company's available borrowing capacity under the current operating line to $12.0 million. The letter of credit automatically renews each year unless the lender is notified by Analogic at least 60 days prior to the December 20 expiry date. In addition to the $3.0 million operating bank line increase, Analogic has agreed to make an additional $2.0 million of financing available to the Company, if required.

As of March 31, 2003, the Company's principal sources of liquidity consist of the bank credit facility of $12.0 million, the agreement by Analogic to provide additional financing of $2.0 million, and accounts receivable of $10.3 million.

As of March 31, 2003, the Company had negative working capital of $8.1 million compared with working capital of $0.6 million as of June 30, 2002, a decline of $8.7 million. The decline is due primarily to an increased draw on the Company's operating bank line of $5.9 million, an increase in accounts payable and accrued liabilities of $1.6 million, and a decrease in accounts receivable of $1.4 million.

The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its bank debt.

CASH FLOWS

Operating Activities

Operating activities for the three months ended March 31, 2003 used cash of $1.0 million compared to cash of $5.0 million used in the three months ended March 31, 2002. The higher cash usage in the previous period was due to increased working capital requirements primarily related to accounts receivable and deferred revenue.

Cash used in operating activities for the nine month period ended March 31, 2003 was $4.0 million compared to cash of $1.6 million used in the nine months ended March 31, 2002. The increased use of cash in the nine

months ended March 31, 2003 resulted from a higher operating cash loss of $6.5 million offset partially by reduced working capital requirements of $2.6 million.

Financing Activities

Financing activities provided cash of $1.0 million for the three months ended March 31, 2003 compared to cash provided of $5.2 million in the three months ended March 31, 2002. The source of cash for the three months ended March 31, 2003 represents a $2.0 million increase in bank indebtedness offset by repayment of a $1.0 million promissory note due to Analogic. The source of cash for the three months ended March 31, 2002 represents a $9.0 million increase in bank indebtedness offset by repayment of $2.2 million of notes payable in connection with the acquisition of Dicomit and repayment of a $1.6 million promissory note due to Analogic.

Financing activities provided cash of $5.9 million for the nine months ended March 31, 2003, compared to $0.2 million for the nine months ended March 31, 2002. The source of cash in the first nine months of fiscal 2003 was the increased draw on the bank operating line. The cash provided by financing activities in the first nine months of fiscal 2002 of $0.2 million reflects the issuance of shares to Analogic for net proceeds of $12.0 million offset by the repayment of $7.2 million of notes payable in connection with the acquisition of Dicomit and a $4.7 million decrease in bank indebtedness.

Investing Activities

Investing activities used cash of $0.04 million in the three months ended March 31, 2003 compared to $2.8 million in the same period last year. The investing activities in the three months ended March 31, 2002 reflect primarily an increase in restricted cash as a result of proceeds of $2.7 million from the sale of intellectual property of discontinued operations.

Cash used in investing activities for the nine months ended March 31, 2003 of $0.9 million compared to cash provided by investing activities of $0.1 million for the nine months ended March 31, 2002. The Company purchased capital assets totaling $1.0 million in the nine months ended March 31, 2003, which includes leasehold improvements of $0.5 million associated with the consolidation of operations into one facility, and $0.5 million for an enterprise agreement with Microsoft which enables the Company to upgrade existing software to the latest version of the Microsoft XP-family of products. The Microsoft agreement includes future releases of new software versions over a three-year period and standardizing the Company's development environment on the latest Microsoft development platform. During the nine-month period ended March 31, 2002, restricted cash increased by $2.7 million as a result of proceeds from the sale of intellectual property of discontinued operations and short-term investments of $3.0 million were liquidated.

Discontinued Operations

Discontinued operations consumed cash of $0.5 million and $1.3 million for the three and nine-month period ended March 31, 2003, respectively. This compares to cash generated of $2.5 million and $1.7 million in the same periods last year. The cash consumed in fiscal 2003 represents primarily payments made to Carl Zeiss, Inc. under the terms of the December 2001 settlement agreement.

BUSINESS OUTLOOK

This outlook is based on current information available to the Company. The nature of the sales cycle and the size of major contracts makes accurate forecasting vulnerable to timing and other changes in sales contract negotiations. Consequently, lost or delayed sales can significantly impact upon quarterly and annual revenues and earnings.

- The upper range of the Company's revenue guidance for fiscal 2003 of $34 million to $37 million is still possible but is dependent upon closing contracts before June 30, 2003. As the timing of the completion of major contracts is not easily predictable, and in light of the continued strength of the Canadian dollar, the Company is more comfortable forecasting fiscal 2003 revenue at the lower end of the range which translates into fourth quarter fiscal 2003 revenue of approximately $10.4 million.
- The Company expects to be profitable and cash flow positive during the fourth quarter of fiscal 2003.
- In fiscal 2004, when inventory and re-ordering of software licenses are anticipated to reach normal levels and trends, revenue is expected to rebound.

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	March 31, 2003 (unaudited)	June 30, 2002
Assets		
Current assets:		
Restricted cash	$ –	$ 226
Accounts receivable	10,312	11,737
Inventory	393	717
Prepaid expenses and other assets	704	912
	11,409	13,592
Capital assets	2,939	3,041
Investments	323	–
Deferred development costs	475	897
Intangible assets	782	1,892
Goodwill	9,053	9,053
	$ 24,981	$ 28,475
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 2)	$ 10,848	$ 4,935
Accounts payable and accrued liabilities	5,657	4,011
Current liabilities of discontinued operations (note 3)	3,017	4,013
	19,522	12,959
Deferred revenue	740	890
Convertible subordinated debentures	2,835	2,788
Non-current liabilities of discontinued operations (note 3)	–	379
Shareholders' equity:		
Capital stock	106,328	106,328
Warrants	3,260	3,260
Deficit	(107,704)	(98,129)
	1,884	11,459
	$ 24,981	$ 28,475

See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Revenue	$ 8,978	$ 11,462	$ 23,560	$ 34,225
Direct costs	2,851	2,815	8,735	9,168
Gross margin	6,127	8,647	14,825	25,057
Expenses:				
Research and development	2,517	3,434	7,022	9,254
Sales and marketing	913	969	3,288	4,040
General and administration	1,948	2,802	6,245	8,200
Severance costs	192	227	2,254	725
Other charges	944	422	1,716	555
Amortization of intangible assets	396	367	1,183	1,096
Depreciation and amortization	598	943	1,806	2,798
	7,508	9,164	23,514	26,668
Loss before interest expense	(1,381)	(517)	(8,689)	(1,611)
Interest expense, net	232	133	886	1,528
Loss from continuing operations	(1,613)	(650)	(9,575)	(3,139)
Income from discontinued operations (note 3)	–	2,700	–	5,002
Net income (loss)	$ (1,613)	$ 2,050	$ (9,575)	$ 1,863
Earnings (loss) per share from continuing operations (note 6):				
Basic	$ (0.07)	$ (0.03)	$ (0.40)	$ (0.15)
Diluted	$ (0.07)	$ (0.03)	$ (0.40)	$ (0.15)
Earnings (loss) per share (note 6):				
Basic	$ (0.07)	$ 0.09	$ (0.40)	$ 0.09
Diluted	$ (0.07)	$ 0.09	$ (0.40)	$ 0.09

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars, except per share amounts)

	Common Shares		Warrants		Deficit	Total Shareholders' equity
	Numbe	Amount	Number	Amoun		
Balance, June 30, 2001	16,997,994	$ 87,315	605,636	$ 3,260	$ (99,580)	$ (9,005)
Net income for the period	–	–	–	–	1,863	1,863
Issue of shares on Analogic financing	4,000,000	11,843	–	–	–	11,843
Share issue costs	–	(600)	–	–	–	(600)
Shares issued in payment of financing fees	266,666	600	–	–	–	600
Issue of shares on Cerner financing	200,000	238	–	–	–	238
Issue of shares on settlement of promissory notes	2,000,000	5,000	–	–	–	5,000
Equity portion of convertible subordinated debentures	–	103	–	–	–	103
Balance, March 31, 2002	23,464,660	$ 104,499	605,636	$ 3,260	$ (97,717)	$ 10,042
Balance, June 30, 2002	24,157,621	$106,328	605,636	$ 3,260	$ (98,129)	$ 11,459
Net loss for the period	–	–	–	–	(9,575)	(9,575)
Balance, March 31, 2003	24,157,621	$106,328	605,636	$ 3,260	$(107,704)	$ 1,884

See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operating activities:				
Loss from continuing operations	$ (1,613)	$ (650)	$ (9,575)	$ (3,139)
Items not involving cash:				
Depreciation and amortization	994	1,310	2,989	3,894
Accretion of interest on convertible subordinated debentures	16	–	47	–
	(603)	660	(6,539)	755
Change in non-cash operating working capital:				
Accounts receivable	(217)	(4,683)	786	(34)
Inventory	74	307	80	272
Prepaid expenses and other assets	143	(26)	208	262
Accounts payable and accrued liabilities	(739)	(233)	1,661	(3,672)
Deferred revenue	314	(1,046)	(150)	779
	(425)	(5,681)	2,585	(2,393)
	(1,028)	(5,021)	(3,954)	(1,638)
Financing activities:				
Increase (decrease) in bank indebtedness (note 7)	2,066	9,020	5,913	(4,683)
Issue of shares	–	–	–	12,081
Decrease in notes payable	–	(2,200)	–	(7,200)
Repayment of other note payable	(1,025)	(1,572)	–	–
	1,041	5,248	5,913	198
Investing activities:				
Decrease in short-term investments	–	–	–	3,000
Decrease (increase) in restricted cash	–	(2,700)	226	(2,700)
Additions to intangible assets	(16)	(56)	(73)	(132)
Additions to capital assets	(24)	(11)	(1,038)	(42)
	(40)	(2,767)	(885)	126
Effect of exchange rate changes on cash and cash equivalents	481	35	229	(358)
Change in cash and cash equivalents from continuing operations	454	(2,505)	1,303	(1,672)
Change in cash and cash equivalents from discontinued operations (note 3)	(454)	2,505	(1,303)	1,672
Cash and cash equivalents, beginning of period	–	–	–	–
Cash and cash equivalents, end of period	$ –	$ –	$ –	$ –

Supplemental cash flow information	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Cash paid for:				
Interest	$ 181	$ 242	$ 799	$ 1,368
Taxes	$ –	$ 9	$ 9	$ 27
Non-cash financing activities:				
Issue of shares in settlement of promissory notes	$ –	$ 1,500	–	$ 5,000
Shares issued on payment of financing fee	$ –	$	$ –	$ 600
Non-cash investing activities:				
Additions to investments on settlement of accounts receivable	$ 323	$ –	$ 323	$ –

See accompanying notes to unaudited consolidated financial statements.

(In thousands of Canadian dollars, except per share and per option amounts)

1. Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2002.

The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted.

In the opinion of management these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at March 31, 2003 and the results of its operations and its cash flows for the three and nine months ended March 31, 2003 and 2002. Results for the three and nine months ended March 31, 2003 are not necessarily indicative of the results to be expected for the entire year.

(a) Stock-based compensation:

Effective July 1, 2002, the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 3870 ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after July 1, 2002. The Company has chosen to recognize no compensation cost when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black-Scholes option pricing model. In the periods prior to July 1, 2002, the Company recognized no compensation cost when stock options were issued to employees.

2. Bank indebtedness:

The Company has a $12,000 operating line of credit bearing interest at prime plus ½%. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property. Analogic Corporation has guaranteed the operating line by way of a letter of credit issued to the lender. The letter of credit automatically renews each year unless the lender is notified by Analogic at least 60 days prior to the December 20 expiry date. In addition to the letter of credit, Analogic has agreed to make available additional funding of $2,000 if required by the Company.

(In thousands of Canadian dollars, except per share and per option amounts)

3. Discontinued operations:

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

Balance Sheet	March 31, 2003	June 30, 2002
Current liabilities	$ 3,017	$ 4,013
Non-current liabilities	–	379
Liabilities of discontinued operations	$ 3,017	$ 4,392

Current and non-current liabilities of discontinued operations as at March 31, 2003 and June 30, 2002 represent primarily deferred acquisition payments totaling $2,936 and $4,170 respectively.

	Three Months Ended March 31		Nine months Ended March 31	
Statement of Operations	2003	2002	2003	2002
Revenue	$ –	$ 37	$ –	$ 457
Loss from operations	–	–	–	–
Gain on disposition of discontinued operations	–	2,700	–	5,002
Income from discontinued operations	$ –	$ 2,700	$ –	$ 5,002

	Three Months Ended March 31		Nine months Ended March 31	
Statement of Cash Flows	2003	2002	2003	2002
Operating activities	$ (454)	$ 2,505	$ (1,303)	$ 1,672
Financing activities	–	–	–	–
Investing activities	–	–	–	–
Cash used in discontinued operations	$ (454)	$ 2,505	$ (1,303)	$ 1,672

4. Segmented information and major customers:

The Company is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of the Company's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment. The Company develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry. The Company generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs;

(In thousands of Canadian dollars, except per share and per option amounts)

through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers. The Company serves one industry segment; medical imaging and related information solutions.

All of the Company's revenues are exports as follows:

	Three Months Ended March 31		Nine months Ended March 31	
	2003	2002	2003	2002
Asia	$4,221	$ 7,336	$ 9,886	$ 17,621
United States	2,060	2,514	6,693	9,411
Europe	2,697	1,612	6,981	7,193
	$8,978	$11,462	$23,560	$ 34,225

The following are product and service revenues of the Company:

	Three Months Ended March 31		Nine months Ended March 31	
	2003	2002	2003	2002
Software licenses	$4,135	$ 7,705	$ 9,232	$ 20,401
Engineering services	3,821	3,333	11,099	12,361
Services and other	1,022	424	3,229	1,463
	$8,978	$11,462	$23,560	$ 34,225

All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

	Three Months Ended March 31		Nine months Ended March 31	
	2003	2002	2003	2002
Customer A	25%	40%	22%	25%
Customer B	11%	9%	19%	15%
Customer C	4%	2%	1%	13%
Customer D	–	11%	–	4%
Customer E	8%	10%	3%	3%
Customer F	2%	–	4%	13%
Customer G	11%	13%	4%	4%

(In thousands of Canadian dollars, except per share and per option amounts)

5. Stock-based compensation:

As of July 1, 2002 the Company adopted the provisions of CICA 3870. Under this new accounting pronouncement, pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after June 30, 2002 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for the nine months ended March 31, 2003: risk-free interest rate of 4.5%; dividend yield of 0%; a common share price volatility factor of 75%; and a weighted-average expected life of the options of 5 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. On a pro forma basis the Company's net loss would be increased by $104 and $265 for the three and nine months ended March 31, 2003, respectively. As a result of this adjustment, there would be no change to the basic and diluted loss-per-share figures for the three months ended March 31, 2003 and the basic and diluted loss-per-share for the nine months ended March 31, 2003. would increase to $0.41. In the nine months ended March 31, 2003, 1,490,806 options were granted at a weighted average price of $1.06 per option. The weighted average fair value of stock options granted during the nine months ended March 31, 2003 was $0.67 per option.

6. Earnings per share:

The weighted average number of common shares outstanding is as follows:

	Common Shares For Three Months Ended	Common Shares For Nine months Ended
March 31, 2003	24,157,621	24,157,621
March 31, 2002	23,024,661	20,516,485

7. Cash flow:

The Company has presented bank indebtedness as a financing activity on the unaudited Consolidated Statement of Cash Flows for the three and nine months ended March 31, 2003. The prior period amounts have been conformed to this presentation.


CEDARA
Software with Vision


SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2003
WASH, D.C.
188
SECTION

Management Discussion and Analysis

&

Consolidated Financial Statements

Third Quarter Fiscal Year 2003

www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited Consolidated Interim Financial Statements and the notes thereto for the three and nine months ended March 31, 2003 and the Management Discussion and Analysis and audited Consolidated Financial Statements for the year ended June 30, 2002. All financial information is presented in Canadian dollars unless otherwise noted.

OVERVIEW OF THE COMPANY

Cedara Software Corp. is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of Cedara's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment.

Cedara develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry.

Cedara generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers.

At a time when healthcare providers are actively seeking more integrated solutions, Cedara believes that it has many solutions to offer including the most complete portfolio of capabilities and products of any independent developer of medical visualization software.

THIRD QUARTER FISCAL 2003 BUSINESS HIGHLIGHTS

Significant events and actions taken in the third quarter of fiscal 2003 include:

- The Company repaid a US$0.65 million short-term promissory note due to Analogic Corporation ("Analogic"), its largest shareholder, on January 16, 2003.

- On January 30, 2003, the Company announced its new Baby Explorer(TM) application that adds 3D fetal imaging to any existing Ultrasound system. Baby Explorer(TM) is a software-only solution that enables busy Sonographers to rapidly generate fetal views for expectant parents during scheduled Ultrasound examinations, months before a baby's arrival.

- On February 4, 2003, the Company announced that it has signed a distributor agreement with Santax, a leading supplier of medical equipment and Picture Archiving and Communications Systems ("PACS") in Denmark and Norway. Under the agreement, Santax will deploy the Cedara I-SoftView(TM) Diagnostic Review Workstation to complement sales of its X-ray equipment and services.

- Also in February 2003, the Company announced the signing of a development agreement with award-winning Digital Radiography ("DR") and Computed Radiography ("CR") developer Alara Inc. of Hayward, California. Under terms of the agreement, Alara Inc. will utilize Cedara's I-Acquire(TM) universal acquisition console application in its new desktop CR unit.

- On March 20, 2003, the Company announced that it had received a Nasdaq Staff Determination indicating that the Company failed to comply with the required minimum bid price of US$1.00 and the minimum shareholders' equity of $US2.5 million for continued listing set forth in Marketplace Rules 4310(c)(4) and 4310(c)(2)(B) respectively, and that its securities were, therefore, subject to delisting from The Nasdaq SmallCap Market. The Company requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. The hearing was held on May 1, 2003.

- Also, in March 2003, the Company announced the release of Cedara Vivace, its new suite of 3D software plug-in component for examining images acquired from Computed Tomography and Magnetic Resonance Imaging Scanners.

Significant events and actions subsequent to quarter end:

- On April 15, 2003, the Company announced that Landwind Industrial Co., Ltd., a leading medical device company in China, had signed an agreement to distribute Cedara's full line of PACS products. The products will be sold into Landwind's current install base of ultrasound sites, from its 18 sales offices in major Chinese cities.
- On May 9, 2003, the Company announced that it had received a notification from the staff of The Nasdaq Stock Market that it had regained compliance with The Nasdaq SmallCap Market minimum bid price requirement. In addition, the Company announced that it had received a determination from the Nasdaq Listing Qualifications Panel granting the Company a temporary exception from the shareholders' equity requirement subject to meeting certain conditions. The exception will expire on June 30, 2003. In the event the Company is deemed to have met the terms of the exception, it will continue to be listed on The Nasdaq SmallCap Market. There can be no assurance that the Company will meet these terms. Should the Company's securities cease to be listed on The Nasdaq SmallCap Market, they may continue to be listed in the OTC-Bulletin Board in the United States and in Canada they will continue to be listed on the Toronto Stock Exchange.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the unaudited Consolidated Interim Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipate, intend, believe, estimate, forecast and expect" and similar words. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and assumptions that have been made. Important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

- Adverse consequences of financial leverage,
- Ability to service debt,
- Continued acceptance of Cedara's products,
- Intense competition,
- Rapid technological change,
- Dependence on key customers,
- Dependence on key personnel,
- Dependence on intellectual property rights,
- Risks relating to product defects and product liability,
- Risks related to international operations,

and other risks detailed from time to time in other continuous disclosure filings of the Company. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements.

RESULTS OF OPERATIONS

Revenue by Product Category

	Three Months Ended March 31		**Nine months Ended March 31**		**Variance Increase/(Decrease)**	
	2003	2002	**2003**	2002	**Three Months**	**Nine months**
Software licenses	**4.2**	7.7	**9.3**	20.4	(46%)	(55%)
Engineering services	**3.8**	3.3	**11.1**	12.4	15%	(10%)
Services and other	**1.0**	0.5	**3.2**	1.4	141%	121%
Total	**9.0**	$11.5	**23.6**	$34.2	(22%)	(31%)

Revenue from continuing operations was $9.0 million for the three months ended March 31, 2003, compared with $11.5 million for the three months ended March 31, 2002, a decrease of $2.5 million, or 22%. For the nine months ended March 31, 2003, revenue was $23.6 million compared with $34.2 million in the comparable nine-month period of the prior year, a decline of $10.6 million or 31%. The decline in revenue was due primarily to lower software license revenue. Software license revenue decreased 46% to $4.2 million for the third quarter of fiscal 2003 from $7.7 million for the same period last year. For the nine months ended March 31, 2003, software license revenue declined by 55% to $9.3 million from $20.4 million for the nine months ended March 31, 2002. The decrease in software license revenue for the quarter and year to date was due to the lingering impact of a temporary inventory overhang of software licenses held by customers resulting primarily from Cedara's bulk sales of licenses in the preceding fiscal year. Some customers are still deploying the licenses purchased in fiscal 2002 and will have to continue to work these higher than normal inventory levels out of their systems before a normal flow of orders resumes.

Compared with the immediately preceding quarter ended December 31, 2002, software license revenue increased by 22% or $0.7 million.

Engineering services revenue increased 15% to $3.8 million for the three months ended March 31, 2003 compared to $3.3 million for the three months ended March 31, 2002. Engineering services revenue decreased 10% to $11.1 million for the nine months ended March 31, 2003 compared to $12.4 million for the same period last year. The increase in engineering services revenue for the three months ended March 31, 2003 was due to additional engineering service contracts with five new customers. The decline in engineering services revenue for the nine months ended March 31, 2003 was due to two major custom engineering contracts that were completed part way through the second quarter of fiscal 2002. These contracts contributed revenue of $3.3 million in the previous year. The absence of revenue from these major contracts in fiscal 2003 was partially offset by revenue from three new smaller contracts that commenced during the first quarter of fiscal 2003 and two additional new contracts which commenced during the third quarter of fiscal 2003.

Engineering Services revenue includes $0.3 million that was payable in the form of common shares of one of the Company's customers. The shares received have been recorded as investments on the Company's balance sheet.

Services and other revenue increased 141% to $1.0 million, for the third quarter of fiscal 2003 from $0.5 million in the third quarter of fiscal 2002. For the nine months ended March 31, 2003, services and other revenue increased 121% to $3.2 million from $1.4 million for the nine months ended March 31, 2002. The increase in services and other revenue for the quarter and nine months resulted from higher sales of ultrasound hardware systems and higher service and support contract revenue.

Revenue by Geographic Region

	Three Months Ended March 31		Nine months Ended March31		Variance Increase/(Decrease)	
	2003	2002	**2003**	2002	Three Months	Nine months
Asia	**4.2**	7.4	**9.9**	17.6	(42%)	(44%)
United States	**2.1**	2.5	**6.7**	9.4	(18%)	(29%)
Europe	**2.7**	1.6	**7.0**	7.2	67%	(3%)
Total	**9.0**	$11.5	**23.6**	$34.2	(22%)	(31%)

Revenue from Asia decreased by $3.2 million, or 42%, and $7.7 million, or 44%, for the three and nine months ended March 31, 2003, respectively. The decline is predominantly the result of lower engineering services revenue from the two contracts mentioned above and lower license revenue from one customer.

Revenue from the United States decreased by $0.4 million, or 18%, and $2.7 million, or 29%, for the three and nine months ended March 31, 2003, respectively. The decline is due primarily to lower software license revenue described above, offset partially by an increase in services and other revenue.

Revenue from Europe for the three months ended March 31, 2003 increased by $1.1 million, or 67%, compared with the same period last year. For the nine months ended March 31, 2003, revenue in Europe declined by $0.2 million, or 3%. The increase in revenue for the quarter ended March 31, 2003 is due to one customer who depleted their inventory of software licenses ordered in the third quarter of fiscal 2002 and re-ordered in the third quarter of fiscal 2003, while the decrease for the nine months ended March 31, 2003 reflects the impact of the temporary inventory overhang of software licenses mentioned above.

Gross Margin

The gross margin percentage decreased to 68% and 63% of revenue for the three and nine months ended March 31, 2003, respectively, from 75% and 73% for the three and nine months ended March 31, 2002, respectively. The decline in gross margin is primarily attributable to lower software license revenues on which Cedara earns higher margins. The decline in gross margin is also a result of increased services and other revenue on which Cedara earns lower margins due to hardware and personnel costs. Revenue from software license fees comprised 46% and 39% of revenue for the three and nine months ended March 31, 2003, respectively, compared with 67% and 60% of revenue for the three and nine months ended March 31, 2002, respectively. The gross margin in the third quarter of fiscal 2003 of 68% represents an improvement compared with the 64% recorded in the immediately preceding quarter ended December 31, 2002, in which software licenses comprised 41% of revenue.

Operating Expenses

Operating expenses decreased by $1.7 million, or 18%, during the quarter ended March 31, 2003 compared to the quarter ended March 31, 2002. For the first nine months of fiscal 2003, operating expenses decreased by $3.2 million, or 12%, compared to the same period in the prior year. Excluding the impact of severance costs, operating expenses were lower by $1.6 million, or 18%, and $4.7 million, or 18%, for the three and nine months ended March 31, 2003, respectively.

The decline in overall operating expenses reflects the Company's ongoing cost reduction initiatives as part of a plan to streamline operations and increase efficiencies including the elimination of a layer of management in the previous quarter.

Compared with the immediately preceding quarter ended December 31, 2002, operating expenses decreased by $1.3 million, or 15% primarily as a result of higher than normal severance charge of $1.5 million in the previous quarter.

General and administrative costs were down 30%; research and development costs were lower by 27% and sales and marketing costs declined by 6% in the third quarter of fiscal 2003 compared to the same period in

fiscal 2002. For the first nine months of fiscal 2003, general and administrative costs, research and development costs, and sales and marketing costs declined by 24%, 24%, and 19% respectively. The cost savings were achieved by reducing staff to 256 at March 31, 2003, down 29 or 10% from 285 a year earlier, along with aggressive management of expenses in all areas.

Other charges increased by $0.5 million and $1.1 million for the three and nine months ended March 31, 2003, respectively. The increase is due primarily to an increase in the bad debt provision and foreign exchange losses.

Depreciation and amortization decreased by $0.3 million and $0.9 million for the three and nine months ended March 31, 2003, respectively. The decrease reflects an increase in the level of fully depreciated assets.

Interest Expense

Interest expense in the third quarter of fiscal 2003 of $0.2 million was $0.1 million higher than the same period last year. The higher interest expense in the third quarter is due to an increased draw on the Company's operating bank line. For the nine months ended March 31, 2003, interest expense was $0.9 million compared with $1.5 million in the same period last year. The decline in interest expense reflects reduced financing of accounts receivable compared to the first nine months of fiscal 2002.

Results of Discontinued Operations

There was no significant operating activity associated with discontinued operations during the three-month period ended March 31, 2003. Further details of discontinued operations can be found in note 3 to the unaudited Consolidated Interim Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

On August 27, 2002, Analogic, Cedara's largest shareholder with a 19% equity interest in the Company, agreed to increase the letter of credit that fully guarantees the Company's operating bank line by an additional $3.0 million, which increases the Company's available borrowing capacity under the current operating line to $12.0 million. The letter of credit automatically renews each year unless the lender is notified by Analogic at least 60 days prior to the December 20 expiry date. In addition to the $3.0 million operating bank line increase, Analogic has agreed to make an additional $2.0 million of financing available to the Company, if required.

As of March 31, 2003, the Company's principal sources of liquidity consist of the bank credit facility of $12.0 million, the agreement by Analogic to provide additional financing of $2.0 million, and accounts receivable of $10.3 million.

As of March 31, 2003, the Company had negative working capital of $8.1 million compared with working capital of $0.6 million as of June 30, 2002, a decline of $8.7 million. The decline is due primarily to an increased draw on the Company's operating bank line of $5.9 million, an increase in accounts payable and accrued liabilities of $1.6 million, and a decrease in accounts receivable of $1.4 million.

The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its bank debt.

CASH FLOWS

Operating Activities

Operating activities for the three months ended March 31, 2003 used cash of $1.0 million compared to cash of $5.0 million used in the three months ended March 31, 2002. The higher cash usage in the previous period was due to increased working capital requirements primarily related to accounts receivable and deferred revenue.

Cash used in operating activities for the nine month period ended March 31, 2003 was $4.0 million compared to cash of $1.6 million used in the nine months ended March 31, 2002. The increased use of cash in the nine

months ended March 31, 2003 resulted from a higher operating cash loss of $6.5 million offset partially by reduced working capital requirements of $2.6 million.

Financing Activities

Financing activities provided cash of $1.0 million for the three months ended March 31, 2003 compared to cash provided of $5.2 million in the three months ended March 31, 2002. The source of cash for the three months ended March 31, 2003 represents a $2.0 million increase in bank indebtedness offset by repayment of a $1.0 million promissory note due to Analogic. The source of cash for the three months ended March 31, 2002 represents a $9.0 million increase in bank indebtedness offset by repayment of $2.2 million of notes payable in connection with the acquisition of Dicomit and repayment of a $1.6 million promissory note due to Analogic.

Financing activities provided cash of $5.9 million for the nine months ended March 31, 2003, compared to $0.2 million for the nine months ended March 31, 2002. The source of cash in the first nine months of fiscal 2003 was the increased draw on the bank operating line. The cash provided by financing activities in the first nine months of fiscal 2002 of $0.2 million reflects the issuance of shares to Analogic for net proceeds of $12.0 million offset by the repayment of $7.2 million of notes payable in connection with the acquisition of Dicomit and a $4.7 million decrease in bank indebtedness.

Investing Activities

Investing activities used cash of $0.04 million in the three months ended March 31, 2003 compared to $2.8 million in the same period last year. The investing activities in the three months ended March 31, 2002 reflect primarily an increase in restricted cash as a result of proceeds of $2.7 million from the sale of intellectual property of discontinued operations.

Cash used in investing activities for the nine months ended March 31, 2003 of $0.9 million compared to cash provided by investing activities of $0.1 million for the nine months ended March 31, 2002. The Company purchased capital assets totaling $1.0 million in the nine months ended March 31, 2003, which includes leasehold improvements of $0.5 million associated with the consolidation of operations into one facility, and $0.5 million for an enterprise agreement with Microsoft which enables the Company to upgrade existing software to the latest version of the Microsoft XP-family of products. The Microsoft agreement includes future releases of new software versions over a three-year period and standardizing the Company's development environment on the latest Microsoft development platform. During the nine-month period ended March 31, 2002, restricted cash increased by $2.7 million as a result of proceeds from the sale of intellectual property of discontinued operations and short-term investments of $3.0 million were liquidated.

Discontinued Operations

Discontinued operations consumed cash of $0.5 million and $1.3 million for the three and nine-month period ended March 31, 2003, respectively. This compares to cash generated of $2.5 million and $1.7 million in the same periods last year. The cash consumed in fiscal 2003 represents primarily payments made to Carl Zeiss, Inc. under the terms of the December 2001 settlement agreement.

BUSINESS OUTLOOK

This outlook is based on current information available to the Company. The nature of the sales cycle and the size of major contracts makes accurate forecasting vulnerable to timing and other changes in sales contract negotiations. Consequently, lost or delayed sales can significantly impact upon quarterly and annual revenues and earnings.

- The upper range of the Company's revenue guidance for fiscal 2003 of $34 million to $37 million is still possible but is dependent upon closing contracts before June 30, 2003. As the timing of the completion of major contracts is not easily predictable, and in light of the continued strength of the Canadian dollar, the Company is more comfortable forecasting fiscal 2003 revenue at the lower end of the range which translates into fourth quarter fiscal 2003 revenue of approximately $10.4 million.
- The Company expects to be profitable and cash flow positive during the fourth quarter of fiscal 2003.
- In fiscal 2004, when inventory and re-ordering of software licenses are anticipated to reach normal levels and trends, revenue is expected to rebound.

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	March 31, 2003 (unaudited)	June 30, 2002
Assets		
Current assets:		
Restricted cash	$ –	$ 226
Accounts receivable	10,312	11,737
Inventory	393	717
Prepaid expenses and other assets	704	912
	11,409	13,592
Capital assets	2,939	3,041
Investments	323	–
Deferred development costs	475	897
Intangible assets	782	1,892
Goodwill	9,053	9,053
	$ 24,981	$ 28,475
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 2)	$ 10,848	$ 4,935
Accounts payable and accrued liabilities	5,657	4,011
Current liabilities of discontinued operations (note 3)	3,017	4,013
	19,522	12,959
Deferred revenue	740	890
Convertible subordinated debentures	2,835	2,788
Non-current liabilities of discontinued operations (note 3)	–	379
Shareholders' equity:		
Capital stock	106,328	106,328
Warrants	3,260	3,260
Deficit	(107,704)	(98,129)
	1,884	11,459
	$ 24,981	$ 28,475

See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Revenue	$ 8,978	$ 11,462	$ 23,560	$ 34,225
Direct costs	2,851	2,815	8,735	9,168
Gross margin	6,127	8,647	14,825	25,057
Expenses:				
Research and development	2,517	3,434	7,022	9,254
Sales and marketing	913	969	3,288	4,040
General and administration	1,948	2,802	6,245	8,200
Severance costs	192	227	2,254	725
Other charges	944	422	1,716	555
Amortization of intangible assets	396	367	1,183	1,096
Depreciation and amortization	598	943	1,806	2,798
	7,508	9,164	23,514	26,668
Loss before interest expense	(1,381)	(517)	(8,689)	(1,611)
Interest expense, net	232	133	886	1,528
Loss from continuing operations	(1,613)	(650)	(9,575)	(3,139)
Income from discontinued operations (note 3)	–	2,700	–	5,002
Net income (loss)	$ (1,613)	$ 2,050	$ (9,575)	$ 1,863
Earnings (loss) per share from continuing operations (note 6):				
Basic	$ (0.07)	$ (0.03)	$ (0.40)	$ (0.15)
Diluted	$ (0.07)	$ (0.03)	$ (0.40)	$ (0.15)
Earnings (loss) per share (note 6):				
Basic	$ (0.07)	$ 0.09	$ (0.40)	$ 0.09
Diluted	$ (0.07)	$ 0.09	$ (0.40)	$ 0.09

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars, except per share amounts)

	Common Shares		Warrants		Deficit	Total Shareholders' equity
	Numbe	Amount	Number	Amoun		
Balance, June 30, 2001	16,997,994	$ 87,315	605,636	$ 3,260	$ (99,580)	$ (9,005)
Net income for the period	–	–	–	–	1,863	1,863
Issue of shares on Analogic financing	4,000,000	11,843	–	–	–	11,843
Share issue costs	–	(600)	–	–	–	(600)
Shares issued in payment of financing fees	266,666	600	–	–	–	600
Issue of shares on Cerner financing	200,000	238	–	–	–	238
Issue of shares on settlement of promissory notes	2,000,000	5,000	–	–	–	5,000
Equity portion of convertible subordinated debentures	–	103	–	–	–	103
Balance, March 31, 2002	23,464,660	$ 104,499	605,636	$ 3,260	$ (97,717)	$ 10,042
Balance, June 30, 2002	24,157,621	$106,328	605,636	$ 3,260	$ (98,129)	$ 11,459
Net loss for the period	–	–	–	–	(9,575)	(9,575)
Balance, March 31, 2003	24,157,621	$106,328	605,636	$ 3,260	$(107,704)	$ 1,884

See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operating activities:				
Loss from continuing operations	$ (1,613)	$ (650)	$ (9,575)	$ (3,139)
Items not involving cash:				
Depreciation and amortization	994	1,310	2,989	3,894
Accretion of interest on convertible subordinated debentures	16	–	47	–
	(603)	660	(6,539)	755
Change in non-cash operating working capital:				
Accounts receivable	(217)	(4,683)	786	(34)
Inventory	74	307	80	272
Prepaid expenses and other assets	143	(26)	208	262
Accounts payable and accrued liabilities	(739)	(233)	1,661	(3,672)
Deferred revenue	314	(1,046)	(150)	779
	(425)	(5,681)	2,585	(2,393)
	(1,028)	(5,021)	(3,954)	(1,638)
Financing activities:				
Increase (decrease) in bank indebtedness (note 7)	2,066	9,020	5,913	(4,683)
Issue of shares	–	–	–	12,081
Decrease in notes payable	–	(2,200)	–	(7,200)
Repayment of other note payable	(1,025)	(1,572)	–	–
	1,041	5,248	5,913	198
Investing activities:				
Decrease in short-term investments	–	–	–	3,000
Decrease (increase) in restricted cash	–	(2,700)	226	(2,700)
Additions to intangible assets	(16)	(56)	(73)	(132)
Additions to capital assets	(24)	(11)	(1,038)	(42)
	(40)	(2,767)	(885)	126
Effect of exchange rate changes on cash and cash equivalents	481	35	229	(358)
Change in cash and cash equivalents from continuing operations	454	(2,505)	1,303	(1,672)
Change in cash and cash equivalents from discontinued operations (note 3)	(454)	2,505	(1,303)	1,672
Cash and cash equivalents, beginning of period	–	–	–	–
Cash and cash equivalents, end of period	$ –	$ –	$ –	$ –

Supplemental cash flow information	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Cash paid for:				
Interest	$ 181	$ 242	$ 799	$ 1,368
Taxes	$ –	$ 9	$ 9	$ 27
Non-cash financing activities:				
Issue of shares in settlement of promissory notes	$ –	$ 1,500	–	$ 5,000
Shares issued on payment of financing fee	$ –	$	$ –	$ 600
Non-cash investing activities:				
Additions to investments on settlement of accounts receivable	$ 323	$ –	$ 323	$ –

See accompanying notes to unaudited consolidated financial statements.

(In thousands of Canadian dollars, except per share and per option amounts)

1. Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2002.

The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted.

In the opinion of management these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at March 31, 2003 and the results of its operations and its cash flows for the three and nine months ended March 31, 2003 and 2002. Results for the three and nine months ended March 31, 2003 are not necessarily indicative of the results to be expected for the entire year.

(a) Stock-based compensation:

Effective July 1, 2002, the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 3870 ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after July 1, 2002. The Company has chosen to recognize no compensation cost when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black-Scholes option pricing model. In the periods prior to July 1, 2002, the Company recognized no compensation cost when stock options were issued to employees.

2. Bank indebtedness:

The Company has a $12,000 operating line of credit bearing interest at prime plus ½%. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property. Analogic Corporation has guaranteed the operating line by way of a letter of credit issued to the lender. The letter of credit automatically renews each year unless the lender is notified by Analogic at least 60 days prior to the December 20 expiry date. In addition to the letter of credit, Analogic has agreed to make available additional funding of $2,000 if required by the Company.

(In thousands of Canadian dollars, except per share and per option amounts)

3. Discontinued operations:

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

Balance Sheet	March 31, 2003	June 30, 2002
Current liabilities	$ 3,017	$ 4,013
Non-current liabilities	–	379
Liabilities of discontinued operations	$ 3,017	$ 4,392

Current and non-current liabilities of discontinued operations as at March 31, 2003 and June 30, 2002 represent primarily deferred acquisition payments totaling $2,936 and $4,170 respectively.

	Three Months Ended March 31		Nine months Ended March 31	
Statement of Operations	2003	2002	2003	2002
Revenue	$ –	$ 37	$ –	$ 457
Loss from operations	–	–	–	–
Gain on disposition of discontinued operations	–	2,700	–	5,002
Income from discontinued operations	$ –	$ 2,700	$ –	$ 5,002

	Three Months Ended March 31		Nine months Ended March 31	
Statement of Cash Flows	2003	2002	2003	2002
Operating activities	$ (454)	$ 2,505	$ (1,303)	$ 1,672
Financing activities	–	–	–	–
Investing activities	–	–	–	–
Cash used in discontinued operations	$ (454)	$ 2,505	$ (1,303)	$ 1,672

4. Segmented information and major customers:

The Company is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of the Company's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment. The Company develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry. The Company generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs;

(In thousands of Canadian dollars, except per share and per option amounts)

through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers. The Company serves one industry segment; medical imaging and related information solutions.

All of the Company's revenues are exports as follows:

	Three Months Ended March 31		Nine months Ended March 31	
	2003	2002	2003	2002
Asia	$4,221	$ 7,336	$ 9,886	$ 17,621
United States	2,060	2,514	6,693	9,411
Europe	2,697	1,612	6,981	7,193
	$8,978	$11,462	$23,560	$ 34,225

The following are product and service revenues of the Company:

	Three Months Ended March 31		Nine months Ended March 31	
	2003	2002	2003	2002
Software licenses	$4,135	$ 7,705	$ 9,232	$ 20,401
Engineering services	3,821	3,333	11,099	12,361
Services and other	1,022	424	3,229	1,463
	$8,978	$11,462	$23,560	$ 34,225

All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

	Three Months Ended March 31		Nine months Ended March 31	
	2003	2002	2003	2002
Customer A	25%	40%	22%	25%
Customer B	11%	9%	19%	15%
Customer C	4%	2%	1%	13%
Customer D	–	11%	–	4%
Customer E	8%	10%	3%	3%
Customer F	2%	–	4%	13%
Customer G	11%	13%	4%	4%

(In thousands of Canadian dollars, except per share and per option amounts)

5. Stock-based compensation:

As of July 1, 2002 the Company adopted the provisions of CICA 3870. Under this new accounting pronouncement, pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after June 30, 2002 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for the nine months ended March 31, 2003: risk-free interest rate of 4.5%; dividend yield of 0%; a common share price volatility factor of 75%; and a weighted-average expected life of the options of 5 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. On a pro forma basis the Company's net loss would be increased by $104 and $265 for the three and nine months ended March 31, 2003, respectively. As a result of this adjustment, there would be no change to the basic and diluted loss-per-share figures for the three months ended March 31, 2003 and the basic and diluted loss-per-share for the nine months ended March 31, 2003. would increase to $0.41. In the nine months ended March 31, 2003, 1,490,806 options were granted at a weighted average price of $1.06 per option. The weighted average fair value of stock options granted during the nine months ended March 31, 2003 was $0.67 per option.

6. Earnings per share:

The weighted average number of common shares outstanding is as follows:

	Common Shares For Three Months Ended	Common Shares For Nine months Ended
March 31, 2003	24,157,621	24,157,621
March 31, 2002	23,024,661	20,516,485

7. Cash flow:

The Company has presented bank indebtedness as a financing activity on the unaudited Consolidated Statement of Cash Flows for the three and nine months ended March 31, 2003. The prior period amounts have been conformed to this presentation.



CEDARA
Software with Vision


SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2003
WASH, D.C.
188
SECTION

NEWS RELEASE

Attention: Business/Financial Editors:

May 12, 2003 – TORONTO, CANADA

Cedara Software (TSX:CDE/NASDAQ:CDSW) Meets Guidance for Fiscal 2003 Third Quarter

Third Quarter Fiscal 2003 Results

- Revenue of $9.0 million for the third quarter of fiscal 2003 ended March 31, met the Company's guidance and reflects an increase of $0.8 million, or 9%, over the prior quarter ended December 31, 2002.

- Compared to the same period in fiscal 2002 revenue was down by $2.5 million or 22%. This decline in revenue was due to lower sales of software licenses, for which new orders from customers were down by $3.5 million or 46%. The main reason for this was the lingering impact of a temporary inventory overhang of software licenses held by customers.

- Operating expenses for the third quarter declined $1.7 million, or 18%, versus fiscal 2002. Cost reduction initiatives include a 10% reduction in staff since March 31 a year earlier.

- The loss from continuing operations for the third quarter was $1.6 million, or $0.07 per share, compared to a loss of $0.7 million, or $0.03 per share, in the same quarter of fiscal 2002. When excluding severance costs, the loss from continuing operations for the third quarter of fiscal 2003 was $1.4 million - a sequential improvement of $1.0 million, or 42%, over the comparable loss of $2.4 million for the second quarter of the current year.

"We are pleased to have met third quarter revenue guidance of $9.0 million and to have achieved the sequential revenue increases in the second and third quarters of this year," said Abe Schwartz, Cedara's President and CEO. "I am also pleased with the overall progress the Company is making in other areas. Since my arrival about eight months ago, we have made steady progress in improving the fundamentals of the business, including improvements in sales, marketing and engineering. In addition to the turn-around in revenue, year over year operating expenses, after adjusting for severance costs, are down by 18% and the loss in the third quarter has been reduced to $1.6 million from $3.9 million in the second quarter."

Schwartz continued, "While some might hope for a dramatic change in performance overnight, I am satisfied with steady incremental improvement, particularly in the face of some unexpected challenges this quarter. First, the tragic SARS epidemic has resulted in a number of business challenges, including making travel to and from our Asia customers far more difficult for both their people and ours. Second, the increase in the

Canadian dollar exchange rate reduced third quarter revenue by approximately $0.3 million, since most of Cedara's revenue is denominated in US dollars.

"In summary, while satisfied with progress to date, my team and I know that much remains to be done," said Schwartz.

Business Outlook

"As with many software companies, Cedara's sales are typically weighted toward the last month of the quarter and timing of completion of major contracts is not easily predictable," said Schwartz. "The upper range of our revenue guidance of $34 to $37 million for the full year is still achievable but hinges on closing contracts before June 30, 2003. In view of this and of the continued impact of a higher Canadian dollar exchange rate, we are more comfortable forecasting fiscal 2003 full-year revenue at the lower end of the range. This translates into revenue of approximately $10.4 million for the fourth quarter. The Company expects to produce positive cash flow from operations for this final quarter. In fiscal 2004, when customer inventories and re-ordering of software licenses are anticipated to reach more normal levels and trends, we still expect revenue to rebound."

Review of Operations

Revenue from continuing operations for the quarter ended March 31, 2003 was $9.0 million compared to $11.5 million in the same period last year. The decline reflects lower software license revenues of $3.5 million (down 46%), partly offset by higher engineering services revenues of $0.5 million (up 15%), and higher services and other revenue of $0.6 million (up 141%).

Gross margin was 68% of revenue in the third quarter of fiscal 2003, down from 75% in the same quarter of fiscal 2002, but an improvement over the 64% achieved in the immediately preceding quarter ended December 31, 2002. The year-on-year decline is due primarily to lower software revenues, on which Cedara earns higher margins. Sales of software licenses ($4.2 million) contributed 46% of total quarterly revenue in the third quarter, compared with 67% in the third quarter of the prior year and 41% in the immediately preceding quarter ended December 31, 2002.

General and administrative costs were down 30%; research and development costs were lower by 27% and sales and marketing costs declined 6% in the third quarter of fiscal 2003, compared to the same period in fiscal 2002. The cost savings were achieved by reducing staff to 256 at March 31, 2003, down 29 or 10% from 285 a year earlier, along with aggressive management of expenses in all areas.

The Company posted a net loss from continuing operations of $1.6 million for the quarter, compared with a net loss of $0.7 million in the same period last year. On a per-share basis, the net loss from continuing operations was $0.07 in the quarter compared to a loss of $0.03 in the same period last year. The overall net loss for the quarter was $1.6 million compared to a net income of $2.1 million in the same period last year. The net income reported in fiscal 2002 included a one-time gain of $2.7 million on the disposition of discontinued operations. On a per share basis, the net loss for the quarter ended March 31, 2003 was $0.07 compared to a net income of $0.09 in the same period last year.

During the third quarter, operating activities consumed cash of $1.0 million compared to $5.0 million in the same period last year. The cash consumed in the quarter under review was financed by an increase in the Company's operating bank line. During the current quarter the Company also repaid a $1.0 million promissory note due to Analogic Corporation, the Company's major shareholder.

On August 27, 2002, Analogic Corporation agreed to provide an additional guarantee of $3.0 million, increasing the Company's $9.0 million bank operating line to the current level of $12.0 million. The letter of credit, which fully guarantees the Company's operating line, automatically renews each year unless the lender is notified by Analogic at least 60 days prior to the December 20 expiry date. Along with this $3.0 million increase, Analogic has agreed to make an additional $2.0 million of financing available to the Company, if required. These commitments by Analogic increase the financing capacity of Cedara to $14.0

million, which management expects will be sufficient to see the Company through to becoming cash flow positive. As at March 31, 2003, the Company was utilizing $10.8 million of its operating bank line.

For the nine months ended March 31, 2003 revenue was $23.6 million, compared to $34.2 million in the same period last year, a decline of $10.6 million or 31%. Operating expenses for the nine months ended March 31, 2003 were $23.5 million versus $26.7 million in the same period last year. Excluding the impact of severance costs, operating expenses declined by $4.7 million, or 18%. The loss from continuing operations for the nine months ended March 31, 2003 was $9.6 million or $0.40 per share, compared to a loss of $3.1 million or $0.15 per share in the same period last year. The overall net loss for the nine months ended March 31, 2003 was $9.6 million, or $0.40 per share, compared to a net income of $1.9 million or $0.09 per share in the same period last year. Last year's net income reflects income from discontinued operations of $5.0 million.

Conference Call Information

The Cedara Software Corp. third quarter fiscal 2003 conference call and webcast to discuss results, corporate strategy and outlook is scheduled for 11:00 am EST on Tuesday May 13, 2003. The conference call can be accessed via audio webcast by visiting www.cedara.com/investors/index.html or by going to www.cedara.com and clicking on "Investors". Participants in the conference call are asked to **dial 416-695-5806 or 1-800-273-9672**, five to ten minutes prior to the May 13, 2003, 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight June 10, 2003. To listen to the replay, please dial **416-695-5800 or 1-800-408 3053**, and enter pass code **1418049**.

About Cedara Software Corp.

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices shipped each year. Cedara's Picture Archiving and Communications System (PACS) technology has been installed globally in over 4,300 workstations.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Three pages of unaudited consolidated interim financial statements follow:

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	March 31, 2003 (unaudited)	June 30, 2002
Assets		
Current assets:		
Restricted cash	$ –	$ 226
Accounts receivable	10,312	11,737
Inventory	393	717
Prepaid expenses and other assets	704	912
	11,409	13,592
Capital assets	2,939	3,041
Investments	323	–
Deferred development costs	475	897
Intangible assets	782	1,892
Goodwill	9,053	9,053
	$ 24,981	$ 28,475
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 10,848	$ 4,935
Accounts payable and accrued liabilities	5,657	4,011
Current liabilities of discontinued operations	3,017	4,013
	19,522	12,959
Deferred revenue	740	890
Convertible subordinated debentures	2,835	2,788
Non-current liabilities of discontinued operations	–	379
Shareholders' equity:		
Capital stock	106,328	106,328
Warrants	3,260	3,260
Deficit	(107,704)	(98,129)
	1,884	11,459
	$ 24,981	$ 28,475

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Revenue	$ 8,978	$ 11,462	$ 23,560	$ 34,225
Direct costs	2,851	2,815	8,735	9,168
Gross margin	6,127	8,647	14,825	25,057
Expenses:				
Research and development	2,517	3,434	7,022	9,254
Sales and marketing	913	969	3,288	4,040
General and administration	1,948	2,802	6,245	8,200
Severance costs	192	227	2,254	725
Other charges	944	422	1,716	555
Amortization of intangible assets	396	367	1,183	1,096
Depreciation and amortization	598	943	1,806	2,798
	7,508	9,164	23,514	26,668
Loss before interest expense	(1,381)	(517)	(8,689)	(1,611)
Interest expense, net	232	133	886	1,528
Loss from continuing operations	(1,613)	(650)	(9,575)	(3,139)
Income from discontinued operations	–	2,700	–	5,002
Net income (loss)	$ (1,613)	$ 2,050	$ (9,575)	$ 1,863
Earnings (loss) per share from continuing operations:				
Basic	$ (0.07)	$ (0.03)	$ (0.40)	$ (0.15)
Diluted	$ (0.07)	$ (0.03)	$ (0.40)	$ (0.15)
Earnings (loss) per share:				
Basic	$ (0.07)	$ 0.09	$ (0.40)	$ 0.09
Diluted	$ (0.07)	$ 0.09	$ (0.40)	$ 0.09
Weighted average number of shares outstanding	24,157,621	23,024,661	24,157,621	20,516,485

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operating activities:				
Loss from continuing operations	$ (1,613)	$ (650)	$ (9,575)	$ (3,139)
Items not involving cash:				
Depreciation and amortization	994	1,310	2,989	3,894
Accretion of interest on convertible subordinated debentures	16	–	47	–
	(603)	660	(6,539)	755
Change in non-cash operating working capital:				
Accounts receivable	(217)	(4,683)	786	(34)
Inventory	74	307	80	272
Prepaid expenses and other assets	143	(26)	208	262
Accounts payable and accrued liabilities	(739)	(233)	1,661	(3,672)
Deferred revenue	314	(1,046)	(150)	779
	(425)	(5,681)	2,585	(2,393)
	(1,028)	(5,021)	(3,954)	(1,638)
Financing activities:				
Increase (decrease) in bank indebtedness	2,066	9,020	5,913	(4,683)
Issue of shares	–	–	–	12,081
Decrease in notes payable	–	(2,200)	–	(7,200)
Repayment of other note payable	(1,025)	(1,572)	–	–
	1,041	5,248	5,913	198
Investing activities:				
Decrease in short-term investments	–	–	–	3,000
Decrease (increase) in restricted cash	–	(2,700)	226	(2,700)
Additions to intangible assets	(16)	(56)	(73)	(132)
Additions to capital assets	(24)	(11)	(1,038)	(42)
	(40)	(2,767)	(885)	126
Effect of exchange rate changes on cash and cash equivalents	481	35	229	(358)
Change in cash and cash equivalents from continuing operations	454	(2,505)	1,303	(1,672)
Change in cash and cash equivalents from discontinued operations	(454)	2,505	(1,303)	1,672
Cash and cash equivalents, beginning of period	–	–	–	–
Cash and cash equivalents, end of period	$ –	$ –	$ –	$ –

For further information, please contact:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
Cedara Software Corp., (905) 672-2100, fraser.sinclair@cedara.com


CEDARA
Software with Vision


SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2003
WASH. D.C. 188 SECTION

NEWS RELEASE

Attention: Business/Financial Editors:

May 12, 2003 – TORONTO, CANADA

Cedara Software (TSX:CDE/NASDAQ:CDSW) Meets Guidance for Fiscal 2003 Third Quarter

Third Quarter Fiscal 2003 Results

- Revenue of $9.0 million for the third quarter of fiscal 2003 ended March 31, met the Company's guidance and reflects an increase of $0.8 million, or 9%, over the prior quarter ended December 31, 2002.
- Compared to the same period in fiscal 2002 revenue was down by $2.5 million or 22%. This decline in revenue was due to lower sales of software licenses, for which new orders from customers were down by $3.5 million or 46%. The main reason for this was the lingering impact of a temporary inventory overhang of software licenses held by customers.
- Operating expenses for the third quarter declined $1.7 million, or 18%, versus fiscal 2002. Cost reduction initiatives include a 10% reduction in staff since March 31 a year earlier.
- The loss from continuing operations for the third quarter was $1.6 million, or $0.07 per share, compared to a loss of $0.7 million, or $0.03 per share, in the same quarter of fiscal 2002. When excluding severance costs, the loss from continuing operations for the third quarter of fiscal 2003 was $1.4 million - a sequential improvement of $1.0 million, or 42%, over the comparable loss of $2.4 million for the second quarter of the current year.

"We are pleased to have met third quarter revenue guidance of $9.0 million and to have achieved the sequential revenue increases in the second and third quarters of this year," said Abe Schwartz, Cedara's President and CEO. "I am also pleased with the overall progress the Company is making in other areas. Since my arrival about eight months ago, we have made steady progress in improving the fundamentals of the business, including improvements in sales, marketing and engineering. In addition to the turn-around in revenue, year over year operating expenses, after adjusting for severance costs, are down by 18% and the loss in the third quarter has been reduced to $1.6 million from $3.9 million in the second quarter."

Schwartz continued, "While some might hope for a dramatic change in performance overnight, I am satisfied with steady incremental improvement, particularly in the face of some unexpected challenges this quarter. First, the tragic SARS epidemic has resulted in a number of business challenges, including making travel to and from our Asia customers far more difficult for both their people and ours. Second, the increase in the

Canadian dollar exchange rate reduced third quarter revenue by approximately $0.3 million, since most of Cedara's revenue is denominated in US dollars.

"In summary, while satisfied with progress to date, my team and I know that much remains to be done," said Schwartz.

Business Outlook

"As with many software companies, Cedara's sales are typically weighted toward the last month of the quarter and timing of completion of major contracts is not easily predictable," said Schwartz. "The upper range of our revenue guidance of $34 to $37 million for the full year is still achievable but hinges on closing contracts before June 30, 2003. In view of this and of the continued impact of a higher Canadian dollar exchange rate, we are more comfortable forecasting fiscal 2003 full-year revenue at the lower end of the range. This translates into revenue of approximately $10.4 million for the fourth quarter. The Company expects to produce positive cash flow from operations for this final quarter. In fiscal 2004, when customer inventories and re-ordering of software licenses are anticipated to reach more normal levels and trends, we still expect revenue to rebound."

Review of Operations

Revenue from continuing operations for the quarter ended March 31, 2003 was $9.0 million compared to $11.5 million in the same period last year. The decline reflects lower software license revenues of $3.5 million (down 46%), partly offset by higher engineering services revenues of $0.5 million (up 15%), and higher services and other revenue of $0.6 million (up 141%).

Gross margin was 68% of revenue in the third quarter of fiscal 2003, down from 75% in the same quarter of fiscal 2002, but an improvement over the 64% achieved in the immediately preceding quarter ended December 31, 2002. The year-on-year decline is due primarily to lower software revenues, on which Cedara earns higher margins. Sales of software licenses ($4.2 million) contributed 46% of total quarterly revenue in the third quarter, compared with 67% in the third quarter of the prior year and 41% in the immediately preceding quarter ended December 31, 2002.

General and administrative costs were down 30%; research and development costs were lower by 27% and sales and marketing costs declined 6% in the third quarter of fiscal 2003, compared to the same period in fiscal 2002. The cost savings were achieved by reducing staff to 256 at March 31, 2003, down 29 or 10% from 285 a year earlier, along with aggressive management of expenses in all areas.

The Company posted a net loss from continuing operations of $1.6 million for the quarter, compared with a net loss of $0.7 million in the same period last year. On a per-share basis, the net loss from continuing operations was $0.07 in the quarter compared to a loss of $0.03 in the same period last year. The overall net loss for the quarter was $1.6 million compared to a net income of $2.1 million in the same period last year. The net income reported in fiscal 2002 included a one-time gain of $2.7 million on the disposition of discontinued operations. On a per share basis, the net loss for the quarter ended March 31, 2003 was $0.07 compared to a net income of $0.09 in the same period last year.

During the third quarter, operating activities consumed cash of $1.0 million compared to $5.0 million in the same period last year. The cash consumed in the quarter under review was financed by an increase in the Company's operating bank line. During the current quarter the Company also repaid a $1.0 million promissory note due to Analogic Corporation, the Company's major shareholder.

On August 27, 2002, Analogic Corporation agreed to provide an additional guarantee of $3.0 million, increasing the Company's $9.0 million bank operating line to the current level of $12.0 million. The letter of credit, which fully guarantees the Company's operating line, automatically renews each year unless the lender is notified by Analogic at least 60 days prior to the December 20 expiry date. Along with this $3.0 million increase, Analogic has agreed to make an additional $2.0 million of financing available to the Company, if required. These commitments by Analogic increase the financing capacity of Cedara to $14.0

million, which management expects will be sufficient to see the Company through to becoming cash flow positive. As at March 31, 2003, the Company was utilizing $10.8 million of its operating bank line.

For the nine months ended March 31, 2003 revenue was $23.6 million, compared to $34.2 million in the same period last year, a decline of $10.6 million or 31%. Operating expenses for the nine months ended March 31, 2003 were $23.5 million versus $26.7 million in the same period last year. Excluding the impact of severance costs, operating expenses declined by $4.7 million, or 18%. The loss from continuing operations for the nine months ended March 31, 2003 was $9.6 million or $0.40 per share, compared to a loss of $3.1 million or $0.15 per share in the same period last year. The overall net loss for the nine months ended March 31, 2003 was $9.6 million, or $0.40 per share, compared to a net income of $1.9 million or $0.09 per share in the same period last year. Last year's net income reflects income from discontinued operations of $5.0 million.

Conference Call Information

The Cedara Software Corp. third quarter fiscal 2003 conference call and webcast to discuss results, corporate strategy and outlook is scheduled for 11:00 am EST on Tuesday May 13, 2003. The conference call can be accessed via audio webcast by visiting www.cedara.com/investors/index.html or by going to www.cedara.com and clicking on "Investors". Participants in the conference call are asked to **dial 416-695-5806 or 1-800-273-9672**, five to ten minutes prior to the May 13, 2003, 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight June 10, 2003. To listen to the replay, please dial **416-695-5800 or 1-800-408 3053**, and enter pass code **1418049**.

About Cedara Software Corp.

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices shipped each year. Cedara's Picture Archiving and Communications System (PACS) technology has been installed globally in over 4,300 workstations.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Three pages of unaudited consolidated interim financial statements follow:

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	March 31, 2003 (unaudited)	June 30, 2002
Assets		
Current assets:		
Restricted cash	$ –	$ 226
Accounts receivable	10,312	11,737
Inventory	393	717
Prepaid expenses and other assets	704	912
	11,409	13,592
Capital assets	2,939	3,041
Investments	323	–
Deferred development costs	475	897
Intangible assets	782	1,892
Goodwill	9,053	9,053
	$ 24,981	$ 28,475
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 10,848	$ 4,935
Accounts payable and accrued liabilities	5,657	4,011
Current liabilities of discontinued operations	3,017	4,013
	19,522	12,959
Deferred revenue	740	890
Convertible subordinated debentures	2,835	2,788
Non-current liabilities of discontinued operations	–	379
Shareholders' equity:		
Capital stock	106,328	106,328
Warrants	3,260	3,260
Deficit	(107,704)	(98,129)
	1,884	11,459
	$ 24,981	$ 28,475

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Revenue	$ 8,978	$ 11,462	$ 23,560	$ 34,225
Direct costs	2,851	2,815	8,735	9,168
Gross margin	6,127	8,647	14,825	25,057
Expenses:				
Research and development	2,517	3,434	7,022	9,254
Sales and marketing	913	969	3,288	4,040
General and administration	1,948	2,802	6,245	8,200
Severance costs	192	227	2,254	725
Other charges	944	422	1,716	555
Amortization of intangible assets	396	367	1,183	1,096
Depreciation and amortization	598	943	1,806	2,798
	7,508	9,164	23,514	26,668
Loss before interest expense	(1,381)	(517)	(8,689)	(1,611)
Interest expense, net	232	133	886	1,528
Loss from continuing operations	(1,613)	(650)	(9,575)	(3,139)
Income from discontinued operations	–	2,700	–	5,002
Net income (loss)	$ (1,613)	$ 2,050	$ (9,575)	$ 1,863
Earnings (loss) per share from continuing operations:				
Basic	$ (0.07)	$ (0.03)	$ (0.40)	$ (0.15)
Diluted	$ (0.07)	$ (0.03)	$ (0.40)	$ (0.15)
Earnings (loss) per share:				
Basic	$ (0.07)	$ 0.09	$ (0.40)	$ 0.09
Diluted	$ (0.07)	$ 0.09	$ (0.40)	$ 0.09
Weighted average number of shares outstanding	24,157,621	23,024,661	24,157,621	20,516,485

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three Months Ended March 31		Nine Months Ended March 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operating activities:				
Loss from continuing operations	$ (1,613)	$ (650)	$ (9,575)	$ (3,139)
Items not involving cash:				
Depreciation and amortization	994	1,310	2,989	3,894
Accretion of interest on convertible subordinated debentures	16	–	47	–
	(603)	660	(6,539)	755
Change in non-cash operating working capital:				
Accounts receivable	(217)	(4,683)	786	(34)
Inventory	74	307	80	272
Prepaid expenses and other assets	143	(26)	208	262
Accounts payable and accrued liabilities	(739)	(233)	1,661	(3,672)
Deferred revenue	314	(1,046)	(150)	779
	(425)	(5,681)	2,585	(2,393)
	(1,028)	(5,021)	(3,954)	(1,638)
Financing activities:				
Increase (decrease) in bank indebtedness	2,066	9,020	5,913	(4,683)
Issue of shares	–	–	–	12,081
Decrease in notes payable	–	(2,200)	–	(7,200)
Repayment of other note payable	(1,025)	(1,572)	–	–
	1,041	5,248	5,913	198
Investing activities:				
Decrease in short-term investments	–	–	–	3,000
Decrease (increase) in restricted cash	–	(2,700)	226	(2,700)
Additions to intangible assets	(16)	(56)	(73)	(132)
Additions to capital assets	(24)	(11)	(1,038)	(42)
	(40)	(2,767)	(885)	126
Effect of exchange rate changes on cash and cash equivalents	481	35	229	(358)
Change in cash and cash equivalents from continuing operations	454	(2,505)	1,303	(1,672)
Change in cash and cash equivalents from discontinued operations	(454)	2,505	(1,303)	1,672
Cash and cash equivalents, beginning of period	–	–	–	–
Cash and cash equivalents, end of period	$ –	$ –	$ –	$ –

For further information, please contact:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
Cedara Software Corp., (905) 672-2100, fraser.sinclair@cedara.com

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